+--------+
| FORM 4 |                       U.S. SECURITIES AND EXCHANGE COMMISSION
+--------+                               WASHINGTON, D.C. 20549
[_] Check this box if
    no longer subject         STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
    to Section 16.
    Form 4 or Form 5       Filed pursuant to Section 16(a) of the Securities
    obligations may           Exchange Act of 1934, Section 17(a) of the
    continue. See            Public Utility Holding Company Act of 1935 or
    Instruction 1(b).      Section 30(f) of the Investment Company Act of 1940
(Print or Type Responses)
--------------------------------------------------------------------------------
1.  Name and Address of Reporting Person*

         Benjamin Brant
--------------------------------------------------------------------------------
        (Last)                      (First)                        (Middle)

                               7553 S. Gartner Rd.
--------------------------------------------------------------------------------
                                   (Street)

       Evergreen                      CO                              80439
--------------------------------------------------------------------------------
        (City)                      (State)                           (Zip)

2.  Issuer Name and Ticker or Trading Symbol

    Environmental Power Corporation (POWR)
    ----------------------------------------------------------------------------

3.  I.R.S. Identification Number of Reporting Person, if an entity
    (voluntary)
    ----------------------------------------------------------------------------

4.  Statement for Month/Year   June 2002
    ----------------------------------------------------------------------------

5.  If Amendment, Date of Original (Month/Year)
    ----------------------------------------------------------------------------

6.  Relationship of Reporting Person(s) to Issuer (Check all applicable)
    _X_ Director    ___ Officer             _X_ 10% Owner    ___ Other
                        (give title below)                       (specify below)

    ----------------------------------------------------------------------------
7.  Individual or Joint/Group Filing (Check Applicable Line)
    _X_  Form filed by One Reporting Person
    ___  Form filed by More than One Reporting Person

    ----------------------------------------------------------------------------
Table I--Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

------------------------------------------------------------------------------------------------------------------------------------
1. Title              2. Trans-  3. Trans-       4. Securities Acquired (A)        5. Amount of         6. Owner-     7. Nature
   of                    action     action          or Disposed of (D)                Securities           ship          of In-
   Security              Date       Code            (Instr. 3, 4 and 5)               Beneficially         Form:         direct
   (Instr. 3)            (Month/    (Instr. 8)                                        Owned at             Direct        Bene-
                         Day/    -----------------------------------------------      End of               (D) or        ficial
                         Year)                                                        Month                Indirect      Owner-
                                  Code       V   Amount        (A) or    Price        (Instr. 3 and 4)     (I)           ship
                                                               (D)                                         (Instr. 4)    (Instr. 4)
------------------------------------------------------------------------------------------------------------------------------------
Common Stock           6/25/02   S(1)            20,260           D      $0.35         2,395,032              D
------------------------------------------------------------------------------------------------------------------------------------

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

*    If the form is filed by more than one reporting person, see Instruction
     4(b)(v).

                                                                  (Over)
                                                                  SEC 1474(7-97)

  Table II--Derivative Securities Acquired, Disposed of, or Beneficially Owned
            (e.g., puts, calls, warrants, options, convertible securities)

-----------------------------------------------------------------------------------------------------------------------------
 1. Title of Derivative            2. Conver-          3. Trans-           4. Transac-            5. Number of Deriv-
    Security (Instr. 3)               sion or             action              tion Code              ative Securities
                                      Exercise            Date                (Instr. 8)             Acquired (A) or
                                      Price of            (Month/                                    Disposed of (D)
                                      Deriv-              Day/                                       (Instr. 3, 4, and 5)
                                      ative               Year)
                                      Security
                                                                          ---------------------------------------------------
                                                                          Code      V                 (A)         (D)
-----------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------

  Table II--Derivative Securities Acquired, Disposed of, or Beneficially Owned
            (e.g., puts, calls, warrants, options, convertible securities) (continued)

------------------------------------------------------------------------------------------------------------------------------------
                              6. Date Exer-     7. Title and Amount of       8. Price    9. Number       10. Owner-    11. Na-
                                 cisable and       Underlying Securities        of          of Deriv-        ship          ture
                                 Expiration        (Instr. 3 and 4)             Deriv-      ative            Form          of In-
                                 Date                                           ative       Secur-           of De-        direct
                                 (Month/Day/                                    Secur-      ities            rivative      Bene-
                                 Year)                                          ity         Bene-            Security:     ficial
                                                                                (Instr.     ficially         Direct (D)    Owner-
                               --------------------------------------------     5)          Owned            or            ship
                               Date     Expira-                Amount or                    at End           Indirect (I)  (Instr.
                               Exer-    tion         Title     Number of                    of                             4)
                               cisable  Date                   Shares                       Month
                                                                                            (Instr. 4)
------------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

Explanation of Response

(1) On May 2, 2002, Environmental Power Corporation ("EPC") and Mr. Brant entered into a Stock Option and Right of First Refusal Agreement (the "Option Agreement"). Under the Option Agreement, Mr. Brant granted EPC a transferable one year option to purchase 1,820,486 shares of Common Stock owned by Mr. Brant. On May 3, 2002 EPC exercised the option to purchase 120,000 of such 1,820,486 shares and on May 17, 2002 EPC exercised the option to purchase 20,260 of such 1,820,486 shares. On June 25, 2002, EPC exercised the option to purchase an additional 20,260 of such shares.



                              /s/ Mr. Benjamin Brant               July 10, 2002
                              -------------------------------      -------------
                              Name: Benjamin Brant                     Date

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

     See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.
                                                                     Page 2 of 2
                                                                  SEC 1474(7-97)